

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.

2018 ANNUAL REPORT

1756 Bison Meadow Lane
Heath, Texas 75032
www.bioclonetics.com

This 2018 Annual Report is dated April 30, 2019.

BUSINESS

Corporate Background and General Overview

BioClonetics Immunotherapeutics, Inc. ("BioClonetics") was formed as a Texas corporation on December 29, 2009, for the purpose of the discovery and development of proprietary pharmaceutical compounds and biologics for the treatment of HIV and other infectious diseases.

The company's primary monoclonal antibody, named "Clone 3", is being developed for treatment of patients with HIV.

THE COMPANY AND ITS BUSINESS

Description of Business

BioClonetics is a biotechnology company engaged in the discovery and development of proprietary pharmaceutical compounds and biologics for the treatment of HIV and other infectious diseases.

BioClonetics has created a proprietary cell line, which produces a human monoclonal antibody (Clone 3) that neutralizes HIV (i.e., renders the virus incapable of reproduction).

BioClonetics' technology addresses the HIV/AIDS pandemic with this proprietary monoclonal antibody immunotherapy that has been demonstrated in tests in 5 international laboratories as effective to neutralize over 95% of all strains and viral subtypes of HIV-1. This antibody can be used as an immunotherapeutic treatment for individuals with HIV/AIDS and the technology can be used to develop a prophylactic and therapeutic vaccine to prevent uninfected populations from contracting the virus.

Treatment using the Company's Clone 3 antibody will be far superior to current ARV therapy for several significant reasons: (1) the therapy will be effective and non-toxic, (2) does not require lifetime treatment, and (3) will be far less expensive. Thus, for the patient, the Clone 3 antibody immunotherapy will be remarkably different -- it will be safer, provide a much needed immunotherapeutic cure rather than requiring lifelong treatment, and costs substantially less.

An effective monoclonal antibody treatment will disrupt the current treatment regimens and capture a large percentage of the revenue stream (which was $17Billion last year) currently made by pharmaceutical companies who provide currently used antiretroviral drugs (ARVs) to treat HIV patients. Because no monoclonal treatments are yet available for treating HIV/AIDS, the Company's treatment provides a clear competitive advantage over current highly toxic chemotherapeutic treatments that has litigated intellectual property cases in Federal and State Courts. In addition, Charles also served as Vice-President of BioClonetics from 2009 until 2017. before becoming President of the Company.

Joseph P. Cotropia, M.D.

Dr. Cotropia is a co-founder and CSO of BioClonetics. He received his Medical Degree from the Southwestern Medical School Dallas and completed his residency at Southwestern. Prior to attending medical school, he obtained a B.S. Degree in Chemistry from the Univ. of Texas-Austin and a Masters in Science Degree in Physiological Chemistry from the Univ. of Wisconsin-Madison. He has over 45 years of experience in medical research and practice. In these 45 years, Dr. Cotropia has had extensive training in both clinical research and academic medicine environments and has been involved primarily in the immunological aspects of health care at local, state and national levels. He has been a researcher and reviewer of pre-clinical biologic protocols at the United States Food and Drug Administration [FDA] and from this work at the FDA is knowledgeable in all of the aspects of federal regulatory controls regarding investigation of new drugs and licensing of biological products. Dr. Cotropia invented a proprietary methodology for producing fully human IgG1 monoclonal antibodies for treating infectious diseases with non-toxic passive immunotherapy. From this methodology, the Company has created proprietary cell lines that produce fully human monoclonal antibodies that target and neutralize HIV. Such methodology is applicable to the production of monoclonal antibodies against other human, as well as animal, infectious diseases. Dr. Cotropia served as President of BioClonetics from 2009 until 2017 and is now CSO of the Company.

Gaurav Chandra, M.D.

Dr. Chandra obtained his medical degree from Kasturba Medical College, Manipal, India and conducted his surgery residency at Montefiore Albert Einstein College of Medicine, Bronx, New York. He holds a Master's Degree in Business Administration from the Univ. of Colorado-Denver. He has served as a Senior Research Assistant/Clinical Fellow Clinical Islet Cell Transplantation and Cell Biology at Joslin Diabetes Center (Mass General Hospital/Brigham Woman's Hospital) working on Human Islet Transplantation as part of an initiative to develop cures for Diabetes. He is presently a Consultant Surgeon in the Department of Burn Surgery, Red Cross Children's Hospital Cape Town, South Africa. In addition to now serving as the COO and Vice President of BioClonetics (2015-present), he is also the CEO of GlobeMD (2014-present). Through partnering with global hospitals and healthcare providers, GlobeMD is the first ever comprehensive digital marketplace for medical tourists. Dr. Chandra is also the CEO and Chairman of United International Diagnostics and United International Health Solutions (Hospitals) (2014-2016). As CEO of United International Diagnostics, he guided the launch and successful establishment of a multi-million-dollar Diagnostic Center Network in India that provides a complete Diagnostic Solution to Hospitals and Medical Institutions, leading a company of 100+ employees to success. Dr. Chandra has also served in the past 3 years as CEO of Chemokind Inc. (2015-2017), a company that incorporates therapeutic strategies inspired by biological design. In the past 3 years, Dr. Chandra has also served as CEO of Advanced Medical Information Technology (2013-2014), a company providing mobile health platforms that simplifies healthcare management for patients and physicians.

Paul D. Fellegy

Paul Fellegy is the Chief Financial Officer of BioClonetics. Paul received his Bachelor of Arts Degree in Zoology and Animal Biology from Drew University. He also holds a graduate Fellowship from Jagiellonian University and has completed graduate computer course work at Boston University. He has 25 years of financial operations and audit experience in the banking and financial services industries in Boston, Massachusetts market. Paul began his career with Shawmut Bank, later acquired by Bank of America. Following this experience, Paul went on to a consulting career with the mutual funds clients in Boston including Fidelity Investments, Putman Investments, John Hancock and Commonwealth Bank and Trust, among other organizations providing services to the financial industry.

Number of Employees: 4

Related party transactions

The company has an outstanding note to one of its existing shareholders for $90,000. The notes bear no interest and has no due date.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any revenues. Our limited operating history makes evaluating our business and future prospects difficult, and uncertain.

Technological Risks

We have achieved the production of anti-HIV monoclonal antibodies from a parent cell line created by the Company. In 2018, we produced several recombinant antibodies from the parent antibody in a CHO cell line which is necessary for the production of a sufficient quantity of the recombinant for testing and later patient therapy. Going forward, we must now test these recombinant forms of our antibody against a full panel of HIV isolates (strains of the virus) to demonstrate that the recombinant forms have equal or great neutralizing capability as the parent. Thereafter, we intend to conduct macaque animal trials to demonstrate the effectiveness of the antibody in an animal study.

In these steps, possible difficulties can arise such as: The resultant recombinant antibodies may not demonstrate the same effectiveness against HIV isolates tested as has the parent cell line produced monoclonal antibody. In the macaque trials. the results may not fully validate the neutralizing capability of the Clone 3 parent antibody previously demonstrated as fully neutralizing in *in vitro* tests.

Intellectual Property Rights Patent protection that is being pursued by the company may be limited or may not prevent another company from circumventing our technology. If this were to occur, then a competitor may produce a similar therapy that prevents the successful adoption and sale of our monoclonal antibody. In this event, our profit potential would be adversely affected.

Effectiveness of Therapy

Our technology might not be as effective as other monoclonals developed in the future. If this were to occur, then our monoclonal would be competing with more effective therapies and would be less likely to produce revenue. The cost to complete clinical trials will be large and we will need to partner with one or more pharmaceutical companies to complete such trials. Difficulty could arise in these negotiations. If there were to occur, the pharmaceutical bidders might place a low valuation on our technology on the basis that further clinical trials and bring-to-market costs will be large.

Clinical trials might not produce the favorable results we expect. If this were to occur, our monoclonal antibody therapy would not likely be accepted in the market place as a viable therapy.

Competing Therapies

Other therapies might compete with our approach and limit the financial return. There might be several alternatives to our therapy and thus this would limit our profit potential or the valuation of our technology. However. a combination of therapies is often used in patient treatment for most all diseases.

Other Competing Technology/Reliance on Cooperating Labs

As a biotech company that relies on specialized outside labs to conduct some phases of our development work, their actions and/or unauthorized use of proprietary technology or patented components might affect the resulting products produced under contract for us. If this were to occur, then our final product may be subject to a claim of rights by other parties with whom we have no direct contact. Our reliance on outside specialized labs also could result in delays in advancement due to problems occurring in these labs over which we have no control. Such situations could delay our development significantly or might prevent successful progress altogether. Because we use multiple specialized outside labs to confirm final efficacy, contradictory results can result, causing delays and uncertainty regarding the optimum final product.

Intellectual Property

There is a risk of a claim being brought against us by a third party alleging that our technology infringes a third party's intellectual property rights (including patents). This risk is essentially present with all early stage technology companies, but the Company has sought to mitigate this with its own intellectual property strategy.

Effectiveness of Therapies

Effectiveness of planned therapy has not been conclusively established and thus is uncertain. The lack of sufficient effectiveness of the therapy and therapies being developed can adversely affect our business prospects, operating results and financial condition. Our success is highly dependent on our current management.

Risks of Borrowing

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Control by Majority Stockholder

The Company's stock is closely held by current officers. Investors will not be able to control the management of the Company.

Limited Transferability and Liquidity

Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Projections: Forward Looking Information

Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events

and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

INTELLECTUAL PROPERTY

The Company protects its technology through an aggressive strategy to cover its intellectual property. This intellectual property includes:

Proprietary Cell Line Producing Clone 3

The Company's Clone 3 cell line that produces fully human monoclonal antibodies (mAbs) that specifically target and neutralize the HIV-1 virus, is proprietary to the Company.

Patenting of technology

The Company has filed a comprehensive patent application covering the multiple recombinant monoclonal antibodies created from the parent Clone 3 antibody. These forms of the Clone 3 antibody have been prepared using the known amino acid sequence of the antibody in conjunction with a high producing CHO cell line for generating recombinant material that will now be used in additional *in vitro* tests, animal and then clinical trials. Also covered is the methodology for producing fully human neutralizing monoclonal antibodies against infectious diseases. This methodology may be used to produce fully human neutralizing monoclonal including Rabies, influenza A, influenza B, Tetanus, Diphtheria, HIV-2, Anthrax, Smallpox, H1N1 influenza, Herpes Zoster, Varicella Zoster and Ebola. The application also is directed to small molecules (mini-peptides) for commercial use derived from the structure of the Clone 3 antibody for interrupting and preventing binding between the HIV virus and the human CD4+ cell.

PREVIOUS OFFERINGS

In 2018, the Company completed a Reg CF offering on StartEngine.com through the offer of Convertible Notes. In this CF offering, $215,001 was raised.

Under this offering, notes convert to equity when the company raises $1,500,000 in qualified equity financing

Maturity Date: 11/30/2020

$15M valuation cap

2% yearly interest rate

30% Discount

In 2017, $386,766.00 was raised through a Reg CF offering. In this CF offering, the funds raised were through the issuance of SAFE Notes with these provisions:

The "Valuation Cap" is $10,000,000.00.

The "Discount Rate" is 70%.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Financial Statements

We are considered to be an early stage company. Our 2018 financial statements are set forth in Exhibit A.

Liquidity and Capital Resources

As of December 31, 2018, we had cash of $131,186. To date, we have funded our operations primarily through funds raised in our Regulation CF Offerings and self-funding from our officers.

Plan of Operation

The Company plans to complete the development of its fully human anti-HIV monoclonal antibody, completion of testing of the antibody in animal and then clinical trials leading to availability of the antibody for patient therapy. The stages of development leading to clinical trials are the following:

1) In 2018, we successfully produced multiple recombinants of the Clone 3 antibody that may now be used to achieve GCP, ICH, and GMP compliance and meet FDA and EMA standards. In this process, hybridoma cells expressing the antibody were expanded and the RNA was extracted and light chain PCR amplified. From this procedure, recombinant forms of the antibody were successfully produced.
2) The recombinant monoclonal antibody will now be tested for efficacy against a comprehensive panel of primary clinical HIV isolates.
3) Pre-clinical primate Macaque trials will be conducted to prove efficacy in primates leading to clinical trials and a possible partnership with pharma companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our current directors and executive officers are as follows:
Charles S. Cotropia, CEO, President and Director, 2009 to present
Joseph P. Cotropia, CSO and Director, 2009 to present
Gaurav Chandra, COO, 2014 to present
Paul D. Fellegy, CFO and Director, 2009 to present

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Joseph Cotropia, 63.4% ownership, Common Stock
Classes of securities Classes of securities
Common Stock: 30,000

Company Stock

The Company is authorized to issue up to 100,000 shares of common stock and 50,000 shares of preferred stock. A total of 30,000 shares of common stock are currently outstanding and 0 shares of preferred stock outstanding.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

Preferred Stock: None

Company Stock

The Company is authorized to issue up to 100,000 shares of common stock and 50,000 shares of preferred stock. There are a total of 30,000 shares of common stock currently outstanding and 0 shares of preferred stock outstanding.

Voting Rights

The holders of shares of the Company's Preferred Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

The rights, preferences and privileges of the holders of the company's Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending December 31, 2018.

Financial Condition - Results of Operation

The Company has not yet generated any revenues and does not anticipate doing so until we have completed testing of the recently produced recombinant form of our anti-HIV antibody, and the completion of animal trials and clinical trials. To reach these goals, the Company is (1) self-funding, (2) has completed a successful crowdfunding campaign where it has raised over $500,000, (3) is preparing grant funding applications for submission to the NIH, and (4) is pursuing partnership discussions with potential partners, regarding funding for animal and clinical trials.

Financial Milestones

The following research steps have been completed: (1) Isolation and cloning of patient B cells and creation of monoclonal antibodies; (2) screening of antibodies to identify our Clone 3 monoclonal antibody: (3) conducted *in vitro* testing of Clone 3 against HIV strains to confirm neutralizing capability of Clone 3 (Clone 3 has been tested against 43 strains of the HIV virus at 5 independent research institutions were the antibody neutralized over 95% of the HIV virus strains against which it was tested - these strains of the virus including all HIV clades and groups found around the world); (4) identified the binding site of Clone 3 on the HIV virus; (5) sequenced the heavy chain protein and the light chain protein that programs for the full Clone 3 monoclonal molecule; (6) produced multiple recombinant antibodies based on sequencing of the heavy chain and light chain of the Clone 3; (7) has initiated testing of the recombinant antibodies; and (8) is making preparations for further testing of the recombinant antibodies in macaque animal trials.

Under development this year, we will (1) test the recombinant antibodies against HIV strains to verify effectiveness: (2) arrange for animal trials leading to clinical trials leading to patient application. The Company is also negotiating a potential partnership with multiple entities with whom we may partner in completion of animal and clinical trials.

Liquidity and Capital Resources

In 2016 through 2018, the company successfully completed a crowdfunding campaign raising over $500,000. The Company is also preparing multiple NIH and related grant applications and is negotiating investments from several investors to fund the costs of animal trials. With the current funds on hand and those from non-dilutive grants and other investors, the Company expects to complete testing of the recombinant against numerous isolates (strains) of the HIV virus and commence animal trials. Additional analysis of the recombinant antibodies is expected to be made possible through grant funding and other potential investors and/or partnering biopharma companies.

Indebtedness

The company has an outstanding note to one of its existing shareholders for $90,000. The note bears no interest and has no due date.

<u>Recent offerings of securities</u>

In 2017 and18, the Company completed a Title III Regulation Crowdfunding campaign on Wefudner.com and Startengine.com. Use of proceeds: Funds from that crowdfunding effort have been and are now being used to complete the program described above – namely testing of the recombinant antibody against HIV isolates (strains of the virus) and initiating animal trials.

<u>Irregular Use of Proceeds</u>

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION REGULATORY INFORMATION

<u>Disqualification</u>

No disqualifying event has been recorded in respect to the company or its officers or directors.

<u>Compliance failure</u>

The company has not previously failed to comply with Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2018. BioClonetics Immunotherapeutics, Inc.

<u>By /s/ Charles S. Cotropia</u>

Title: President and Chief Executive Officer

Exhibit A – BIOCLONETICS FINANCIAL STATEMENTS 2018

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018

April 6, 2019

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$	480,701
TOTAL CURRENT ASSETS		480,701
NON-CURRENT ASSETS		
Related Party Note Receivable		40,000
TOTAL NON-CURRENT ASSETS		40,000
TOTAL ASSETS		520,701

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES		
SAFE Notes		564,517
Related Party Notes		15,892
Accounts Payable		4,193
TOTAL LIABILITIES		584,602
SHAREHOLDERS' EQUITY		
Common Stock (100,000 shares authorized; 30,000 issued; $.001 par value)		30
Preferred Stock (50,000 shares authorized; no shares issued; $0.01 par value)		-
Retained Earnings (Deficit)		(222,991)
Prior Period Adjustment to Retained Earnings		159,061
TOTAL SHAREHOLDERS' EQUITY		(63,900)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	520,701

See accompanying notes.

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

Operating Income	
Sales, Net	$ -
Cost of Goods Sold	-
Gross Profit	-
Operating Expense	
Research & Development	63,433
General & Administrative	63,387
Professional Services	56,266
Crowdfunding Fees	48,103
	231,189
Net Income from Operations	(231,189)
Other Income (Expense)	
Miscellaneous Income	8,198
Net Income	$ (222,991)

See accompanying notes.

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (222,991)
Change in Accounts Payable	4,193
Net Cash Flows From Operating Activities	(218,798)
Cash Flows From Investing Activities	
Change in Related Party Loan Receivable	(40,000)
Net Cash Flows From Investing Activities	(40,000)
Cash Flows From Financing Activities	
Change in Related Party Loan Payable	15,892
Change in Common Stock	30
Change in SAFE Notes	215,002
Net Cash Flows From Investing Activities	230,924
Cash at Beginning of Period	508,576
Net Increase (Decrease) In Cash	(27,875)
Cash at End of Period	$ 480,701

See accompanying notes.

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Beginning Stockholder's Equity	$	-
Common Stock		30
Retained Earnings		(222,991)
Prior Period Adjustment to Retained Earnings		159,061
Ending Equity	$	(63,900)

See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Bioclonetics Immunotherapeutics, Inc. ("the Company") is a corporation organized under the laws of the State of Texas. The Company operates a biotechnology laboratory and intends to develop biotech products for commercial applications.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company is pre-revenue and will continue to sustain losses in the near future.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through a Reg CF equity offering and grant funding from the NIH and related governmental entities to further develop a marketable product. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 6, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term. Based on the current operating plan, the cash on hand at December 31, 2018, the Company will not have sufficient liquidity to fund operations for a period of 12 months from the date these financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates were not used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Currently, the company is pre-revenue.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2017, and 2018, will remain subject to review by the Internal Revenue Service until 2021, and 2022, respectively.

The Company is subject to franchise tax and sales tax filing requirements in the State of Texas. The Company's tax filings in the State of Texas for 2017, and 2018 will remain subject to review by the State until 2022, and 2023, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE D- DEBT

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2017, the Company had $386,766 of SAFE obligations outstanding, with a valuation cap of $6,000,000 for the first $100,000 raised and then a $10,000,000 valuation cap for the remaining amount.

As of December 31, 2018, the Company had $225,751 of SAFE obligations outstanding, with a valuation cap of $15,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2018.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 6, 2019, the date that the financial statements were available to be issued.